Via Edgar

November 29, 2021

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 1 to Registration Statement on Form F-3
Filed October 20, 2021
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 3, 2021, (the “Staff’s Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 1 to Form F-3

Cover Page

1.	We note your response to prior comment 3 and your disclosure that "references to the terms “Company,” “we,” “us”, “our” and “the Company” refer to Scienjoy Holding Corporation and, where applicable, our wholly-owned subsidiaries". Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE or WFOE, and to clearly delineate which entity you are referring to throughout the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement.

Summary, page 1

2.	We note your response to prior comment 5. Please describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. Specifically discuss risks that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 in the Summary of the Registration Statement and pages 13-21 in the Risk Factors of the Registration Statement.

3.	We note your response to prior comment 7. Please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 in the Summary of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou

Lan Lou

Partner